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                            August 3, 2022

       Lili Hu
       Chief Financial Officer
       Planet Green Holdings Corp.
       36-10 Union St., 2nd Floor
       Flushing, NY 11345

                                                        Re: Planet Green
Holdings Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            Form 10-Q for the
Fiscal Quarter Ended March 31, 2022
                                                            Filed May 13, 2022
                                                            File No. 001-34449

       Dear Ms. Hu:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 1. Business, page 2

   1. Please conform the disclosures in your Form 10-K, related to your operations in China and
                                                        Hong Kong, with the
disclosures in your amended Form S-3 (File No. 333-259611),
                                                        taking into
consideration comments 1 to 3 and 5 through 14 from our letter dated October
                                                        13, 2021 and comments 1
to 7 and 9 through 14 from our letter dated May 20, 2022, as applicable. Disclosures
presented in the forepart/prospectus of Form S-3 should be
                                                        disclosed at the onset
of Item 1. Business in your Form 10-K. Please confirm your
                                                        understanding of this
matter and that you will comply with the requisite disclosures in your Form 10-K, as
applicable, in your response to us.
 Lili Hu
FirstName   LastNameLili Hu
Planet Green  Holdings Corp.
Comapany
August      NamePlanet Green Holdings Corp.
        3, 2022
August
Page  2 3, 2022 Page 2
FirstName LastName
ITEM 9A. Controls and Procedures
Internal Controls over Financial Reporting, page 15

2.       Revise Management   s Annual Report on Internal Control over Financial
Reporting in
         future filings to identify the Committee of Sponsoring Organizations of the Treadway
         Commission, or COSO, Internal Control-Integrated Framework used to evaluate the effectiveness of your internal control over financial reporting (e.g., COSO 2013). Please refer to Item 308(a)(2) of Regulation S-K.
Note 2. Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page F-16

3. We note that although the adoption dates of ASU 2018-02 and ASU 2018-13 have passed, you continue to state that the company does not believe the adoption of these ASUs would
         affect the company   s financial statements. Please confirm that you
have adopted the
         pronouncements and revise the discussions in future filings to clearly disclose the impact, or lack thereof, of the adoption on your financial statements. See SAB Topic 11.M.
Note 23. Segment Reporting, page F-28

4. You disclose that your primary business segment and operations are Shandong
         Yunchu, Jingshan Sanhe, Anhui Ansheng, Jilin Chuangyuan, Xianning Bozhuang and
         Fast Approach. We also note from the "Overview of Our Business" section on page 2 that you operate a variety of businesses, including (i) the production of food and beverage products, (ii) the manufacture and sale of formaldehyde, urea formaldehyde adhesive, methylal, ethanol fuel, fuel additives and clean fuel products, (iii) the manufacture of skid-mounted refueling equipment, LNG cryogenic equipment and oil storage tanks, and
         (iv) a demand side advertising platform. Please address the following:

                Describe to us, briefly, each of your businesses and identify the entity through which you provide each of these products and services.
                Tell us whether each of the entities you identify in this note represent an operating segment pursuant to ASC 280- 10-50-1 though 50-9.
                Tell us, and revise future filings to disclose your operating segments and your reportable segments as well as the information required by ASC 280-10-50-21.
                To the extent you aggregate operating segments into one or more reportable segments, please explain how the operating segments meet the aggregation criteria in
              ASC 280-10-50-11.
5. Revise this note in future filings to provide all the disclosures required by ASC 280-10-
         50-20 to 50-42. To the extent you believe you are not required to provide certain information called for by the standard, please tell us why.
 Lili Hu
Planet Green Holdings Corp.
August 3, 2022
Page 3
Form 10-Q for the Fiscal Quarter Ended March 31, 2022

Item 6. Exhibits
Exhibit 31, page 7

6. We note that your certifying officers omitted paragraph 4b from their certifications, although the transition period outlined in Rule 13a-15(c) of the Exchange Act and Item
         308 of Regulation S-K is no longer applicable to you. Please revise all future annual and quarterly reports to include the complete text, including paragraph 4b, as required by Item
         601(b)(31)(i) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Martin James,
Senior Advisor, at 202-551-3671 if you have questions.



FirstName LastNameLili Hu                                     Sincerely,
Comapany NamePlanet Green Holdings Corp.
                                                              Division of
Corporation Finance
August 3, 2022 Page 3                                         Office of
Manufacturing
FirstName LastName